Exhibit 99.1

INSIGHTEC RAISES ADDITIONAL $60 MILLION IN EQUITY ROUND

Tel Aviv, Israel, January 31, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous press releases dated December 14, 2017 and December 28, 2017, that INSIGHTEC has completed the second (and final) closing of its Series E investment round in a total amount of US$150 million, approximately $90 million in the first closing and approximately US$60 million in the second closing. The lead investor in the round was Koch Disruptive Technologies (a subsidiary of Koch Industries, Inc.) who invested in total US$100 million in INSIGHTEC.

The Series E Preferred Shares of INSIGHTEC issued in the first and second closings represent, immediately following their issuance, approximately 29.1% of the outstanding share capital (24.7% on a fully-diluted basis) of INSIGHTEC’s share capital. Following the completion of the second closing, the Company holds (directly and indirectly through its subsidiary - Elbit Medical Technologies Ltd.) approximately 19.8% (16.7% on a fully-diluted basis) of INSIGHTEC’s share capital.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets;(ii) Medical industries and devices for (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

CEO & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com